Exhibit 99.1
TELUS International reports third quarter 2023 results, demonstrating steady revenue growth, improved profitability versus prior quarter, and reaffirms full-year outlook for 2023

Vancouver, Canada – November 3, 2023 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands, today released its results for the three- and nine-month periods ended September 30, 2023. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS International. All figures in this news release, and elsewhere in TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“In the third quarter of 2023, TELUS International delivered steady year-over-year revenue growth and meaningfully improved profitability from the prior quarter. Our progress on global restructuring programs to better reflect the persistent challenging operating environment has enabled our company to drive meaningful and sustainable cost efficiencies. In parallel, our AI Data Solutions team expanded service volumes with multiple clients, including Google, and further enabled TELUS Corporation’s customer experience digitization strategy,” said Jeff Puritt, President and CEO of TELUS International. “Despite macro conditions that continue to lengthen our sales cycles, our global team remains relentless in their efforts to establish relationships with new clients. During the third quarter of 2023, we onboarded several new clients, including two US-based firms — an online food ordering and delivery platform and a property and casualty insurance provider, as well as a luxury fashion retailer based in Europe. Just as important, our account teams remained focused on anticipating and meeting the evolving needs of our more than 650 existing clients around the world, growing relationships with many of our large enterprise accounts, including a leading Canadian bank, the world's largest technology company by revenue, and a leading ride-sharing, food delivery, and freight transport app.”

Jeff added, “TELUS International's competitive positioning in the market is a key priority for our organization, and we were recognized by several global research and advisory firms for our strong capabilities and market offerings. Everest Group named TELUS International a ‘Leader’ in the Americas for a fifth consecutive year in its PEAK Matrix for Customer Experience Management and we were included on the firm’s inaugural global PEAK Matrix assessment due to our company’s delivery site expansion that now encompasses five continents. Our company was also ranked a ‘Leader’ in NelsonHall’s NEAT Assessment for Content Transformation Services, specifically within subcategories for cost optimization and revenue generation, and we maintained our strong positioning on Constellation Research’s ShortList for CX Operations Services, Global. In recognition of our team’s efforts to bring our caring culture to life, Fast Company selected TELUS International as a finalist in its 2023 Best Workplaces for Innovators international category, and we were the recipient of three 2023 Gold Stevie Awards for Great Employers, for our leadership development program, our technical training program and our use of digital co-workers, and our efficient skills training solution.”

Vanessa Kanu, CFO said, “TELUS International’s ongoing cost efficiency efforts and our actions to resolve the supply-demand imbalance across our operations, most notably in Europe, are evident in the sequential margin improvement delivered in the third quarter of 2023. We also generated strong cash flow in the third quarter, driving further reduction in our debt outstanding, resulting in an improvement in our Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement, which stood at 2.9x as of September 30, 2023 and remains within our steady-state range. We are reaffirming our outlook for the full-year 2023, as we believe it continues to reasonably reflect the uncertainty we still see in the broader environment and tight demand dynamics from certain clients.”

Provided below are financial and operating highlights that include certain non-GAAP measures. See the Non-GAAP section of this news release for a discussion on such measures.

Q3 2023 vs. Q3 2022 summary
▪Revenue of $663 million, up $48 million, an increase of 8% year-over-year on a reported basis and 6% on a constant currency basis1, of which $42 million was from WillowTree, and excluding WillowTree, our revenue was $621 million, an increase of $6 million, or 1%, which included a favorable foreign currency impact of approximately 2%, compared with the same quarter of the prior year, associated with the weakening U.S. dollar exchange rate against the euro. Total revenue was negatively impacted by a reduction in service volumes from some of our larger clients delivered primarily out of Europe, particularly our technology clients, as well as a global financial institution client, which were partially offset by increasing revenues from growth in services provided to existing clients, including TELUS Corporation and Google, as well as new clients added since the same period in the prior year.
▪Net income of $9 million and diluted EPS of $0.03, compared with net income of $59 million and diluted EPS of $0.22 in the same quarter of the prior year. Net income margin, calculated by dividing net income by revenue for the period, was 1.4%, compared with 9.6% for the same quarter in the prior year. Net income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income1, which excludes the impact of these items, was $58 million in the third quarter of 2023, compared with $87 million in the same quarter of the prior year, due to the increase in operating expenses and interest expense outpacing revenue growth, which were partially offset by lower income taxes.
▪Adjusted EBITDA1 was $144 million, a decrease of 9% from $158 million in the same quarter of the prior year, due primarily to the increase in salaries and benefits outpacing revenue growth, resulting from lower utilization of team members in certain regions. Profitability was impacted by cost imbalances arising from reductions in service demand, principally in Europe, from some of our larger technology clients, which were partially offset by cost efficiency efforts realized during the quarter. Adjusted EBITDA Margin1 was 21.7%, compared with 25.7% in the same quarter of the prior year, due to the aforementioned factors, as well as changes in our revenue mix across industry verticals and geographic regions. Adjusted Diluted EPS1 was $0.21, compared with $0.32 in the same quarter of the prior year.
▪Cash provided by operating activities was $185 million and Free Cash Flow1 was $159 million, with a year-over-year growth of 43% and 54%, respectively, primarily due to higher net inflows from working capital, which included higher cash receipts in the current quarter, lower share-based compensation payments, and lower income taxes paid, which were partially offset by lower operating profits.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement of 2.9x as of September 30, 2023 compared with 1.1x as of December 31, 2022 and 2.9x immediately after closing of the WillowTree acquisition in January 2023.
▪Team member count was 73,045 as of September 30, 2023, an increase of 5% year-over-year. The quarter-over-quarter decrease of 5% reflects team member reductions taken thus far as part of cost savings efforts in 2023 to right-size operations, particularly in Europe, with staffing also carefully managed in line with near-term client demand volumes.
YTD Q3 2023 vs. YTD Q3 2022 summary
▪Revenue of $2,016 million, up $178 million, an increase of 10% year-over-year on both a reported and a constant currency basis, of which $145 million was from WillowTree, and excluding WillowTree, our revenue was $1,871 million, an increase of $33 million, or 2%. The total revenue increase was driven by growth in services provided to existing clients, including TELUS Corporation and Google, as well as new clients added since the same period in the prior year, partially offset by lower revenues in one of our largest clients, a leading social media company, as well as a global financial institution client.
▪Net income of $16 million and diluted EPS of $0.06, compared with $149 million and $0.55 respectively, in the same period of the prior year. Net income margin was 0.8%, compared with 8.1% for the same period in the prior year. Adjusted Net Income, as defined above, was $180 million, compared with $237 million in the same
1 Revenue growth on a constant currency basis, Adjusted EBITDA Margin and Adjusted Diluted EPS are non-GAAP ratios, while Adjusted Net Income, Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See the Non-GAAP section of this news release.

period of the prior year, due to the increase in operating expenses and interest expense outpacing revenue growth as described above.
▪Adjusted EBITDA was $419 million, 7% lower compared with $450 million in the same period of the prior year, due primarily to the increase in salaries and benefits outpacing revenue growth, resulting from lower utilization of team members in certain regions, which was partially offset by cost efficiency efforts initiated in the second quarter of 2023 and realized year to date. Adjusted EBITDA Margin was 20.8%, compared with 24.5% in the same period of the prior year, due to the aforementioned factors, as well as changes in our revenue mix across industry verticals and geographic regions. Adjusted Diluted EPS was $0.65, compared with $0.88 in the same period of the prior year.
▪Cash provided by operating activities was $356 million and Free Cash Flow was $290 million, with a year-over-year growth of 1% and 6%, respectively, primarily due to higher net inflows from working capital, which included higher cash receipts in the third quarter of 2023, and lower share-based compensation payments. These increases were partially offset by lower operating profits and cash expenditures for transaction costs associated with the WillowTree acquisition.
A discussion of our results of operations is included in our management’s discussion and analysis for the three- and nine-month periods ended September 30, 2023, which is filed on SEDAR+ and as Exhibit 99.2 to our Form 6-K filed on EDGAR. Such materials and additional information are also provided at telusinternational.com/investors.

Outlook
For the full-year 2023, management continues to expect:

▪Revenue in the range of $2,700 to $2,730 million, including $190 to $200 million from WillowTree, representing revenue growth of 9% to 11% on a reported basis, and growth of 1% to 2% excluding WillowTree. This assumes an average exchange rate of one euro to 1.08 U.S. dollars for 2023.
▪Adjusted EBITDA in the range of $575 to $600 million, and Adjusted EBITDA Margin in the range of 21.3% to 22.0%.
▪Adjusted Diluted EPS in the range of $0.90 to $0.97.

Q3 2023 investor call
TELUS International will host a conference call today, November 3, 2023 at 9:30 a.m. (ET) / 6:30 a.m. (PT), where management will review the third quarter results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have standardized meanings under International Financial Reporting Standards as prescribed by the International Accounting Standards Board (IFRS-IASB). These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, and revenue on a constant currency basis are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, and revenue growth on a constant currency basis are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA as we believe they are driven by factors that are not indicative of our ongoing operating performance, including acquisition, integration and other, share-based compensation, with respect to Adjusted Net Income, the interest accretion on written put options entered into in connection with our acquisition of WillowTree, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measure are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue on a constant currency basis is calculated as current period revenue translated using average foreign exchange rates in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth translated using average foreign exchange rates in the comparable prior period.

We have not provided a quantitative reconciliation of our full-year 2023 outlook for Adjusted EBITDA Margin and Adjusted Diluted EPS to our full-year 2023 outlook for net income margin and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our financial outlook for the full-year 2023 results, our business, operations and financial performance and condition, as well as statements relating to our ability to mitigate pressures on profitability with cost efficiency efforts and incremental automation platforms. We caution the reader that information provided in this news release regarding our financial outlook for full-year 2023 results, as well as information regarding our objectives and expectations, is provided in order to give context to the nature of some of the company’s future plans and may not be appropriate for other purposes. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business, the benefits, synergies and risks related to our acquisition of WillowTree, and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, except as required by law.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2023 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to continue to integrate and realize the benefits of our acquisition of WillowTree; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; our ability to mitigate pressures on profitability with cost efficiency efforts and incremental automation platforms and otherwise ensure our labor costs are commensurate with the demand for our services; and the impact of global conditions on our and our clients’ businesses, including inflation, a potential economic recession, changes in interest rates, the Russia-Ukraine conflict, other geopolitical conditions and ongoing impacts arising from the COVID-19 pandemic on our business, financial condition, financial performance and liquidity. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:

▪We face intense competition from companies that offer services similar to ours.
▪Our business and financial results have been, and could be, adversely affected by a number of global conditions, and the effects of these same conditions on our clients’ businesses and demand for our services.
▪Because the majority of our costs is fixed in the short-term, we may experience a temporary delay in our ability to immediately right-size our cost structure in response to lower client demand.
▪Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.

▪If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
▪Our business could be adversely affected if we lose one or more members of our senior management.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation or otherwise.
▪Our business would be adversely affected if individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees (not as independent contractors).
▪We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, including our recently completed acquisition of WillowTree or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients / revenue.
▪Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS Corporation.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.
▪TELUS Corporation will, for the foreseeable future, control the TELUS International board of directors.
These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR+ and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 9, 2023 and available on EDGAR, as updated by our management’s discussion and analysis for the three- and nine-month periods ended September 30, 2023, which is filed on SEDAR+ and as Exhibit 99.2 to our Form 6-K filed on EDGAR.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income
(unaudited)

	Three months		Nine months
Periods ended September 30 (millions except earnings per share)	2023	2022	2023	2022
REVENUE	$663	$615	$2,016	$1,838

OPERATING EXPENSES
Salaries and benefits	403	346	1,258	1,044
Goods and services purchased	116	111	339	344
Share-based compensation	5	6	21	20
Acquisition, integration and other	11	7	48	17
Depreciation	36	29	102	88
Amortization of intangible assets	44	32	138	102
	615	531	1,906	1,615

OPERATING INCOME	48	84	110	223

OTHER EXPENSES (INCOME)
Interest expense	38	10	107	29
Foreign exchange gain	(2)	(11)	(4)	(25)
INCOME BEFORE INCOME TAXES	12	85	7	219
Income tax expense (recovery)	3	26	(9)	70
NET INCOME	$9	$59	$16	$149

EARNINGS PER SHARE
Basic	$0.03	$0.22	$0.06	$0.56
Diluted	$0.03	$0.22	$0.06	$0.55

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	274	266	273	266
Diluted	276	269	277	269

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (millions)	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$132	$125
Accounts receivable	494	428
Due from affiliated companies	36	81
Income and other taxes receivable	8	7
Prepaid and other assets	53	35
Current portion of derivative assets	20	19
	743	695
Non-current assets
Property, plant and equipment, net	494	449
Intangible assets, net	1,571	1,008
Goodwill	1,951	1,350
Derivative assets	21	13
Deferred income taxes	25	14
Other long-term assets	23	27
	4,085	2,861
Total assets	$4,828	$3,556

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$301	$289
Due to affiliated companies	150	111
Income and other taxes payable	73	67
Current portion of provisions	5	1
Current maturities of long-term debt	122	83
Current portion of derivative liabilities	1	1
	652	552
Non-current liabilities
Provisions	207	2
Long-term debt	1,670	881
Deferred income taxes	291	264
Other long-term liabilities	20	19
	2,188	1,166
Total liabilities	2,840	1,718

Owners’ equity	1,988	1,838
Total liabilities and owners’ equity	$4,828	$3,556

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
OPERATING ACTIVITIES
Net income	$9	$59	$16	$149
Adjustments:
Depreciation and amortization	80	61	240	190
Interest expense	38	10	107	29
Income tax expense (recovery)	3	26	(9)	70
Share-based compensation	5	6	21	20
Change in market value of derivatives and other	(3)	(26)	(5)	(23)
Net change in non-cash operating working capital	66	17	37	(19)
Share-based compensation payments	(2)	(8)	(2)	(14)
Income taxes paid, net	(11)	(16)	(49)	(49)
Cash provided by operating activities	185	129	356	353

INVESTING ACTIVITIES
Cash payments for capital assets	(20)	(26)	(58)	(76)
Cash payments for other assets	—	7	—	(13)
Cash payments for acquisitions, net	(1)	—	(852)	—
Cash used in investing activities	(21)	(19)	(910)	(89)

FINANCING ACTIVITIES
Shares issued	1	—	3	2
Withholding taxes paid related to net share settlement of equity awards	(1)	—	(3)	(1)
Long-term debt issued	40	—	1,076	—
Repayment of long-term debt	(187)	(78)	(435)	(207)
Interest paid on credit facilities	(27)	(5)	(80)	(16)
Cash (used in) provided by financing activities	(174)	(83)	561	(222)

Effect of exchange rate changes on cash and cash equivalents	(1)	(7)	—	(14)

CASH POSITION
(Decrease) increase in cash and cash equivalents	(11)	20	7	28
Cash and cash equivalents, beginning of period	143	123	125	115
Cash and cash equivalents, end of period	$132	$143	$132	$143

Non-GAAP reconciliations
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(millions, except percentages)	2023	2022	2023	2022
Revenue, as reported	$663	$615	$2,016	$1,838
Foreign exchange impact on current period revenue using prior comparative period's rates	(10)	31	(3)	69
Revenue on a constant currency basis	$653	$646	$2,013	$1,907
Revenue growth	8%	11%	10%	15%
Revenue growth on a constant currency basis	6%	16%	10%	20%

	Three Months Ended September 30		Nine Months Ended September 30
(millions, except per share amounts)	2023	2022	2023	2022
Net income	$9	$59	$16	$149
Add back (deduct):
Acquisition, integration and other	11	7	48	17
Share-based compensation	5	6	21	20
Interest accretion on written put options	3	—	9	—
Foreign exchange gain	(2)	(11)	(4)	(25)
Amortization of purchased intangible assets	42	29	131	91
Tax effect of the adjustments above	(10)	(3)	(41)	(15)
Adjusted Net Income	$58	$87	$180	$237
Adjusted Basic Earnings Per Share	$0.21	$0.33	$0.66	$0.89
Adjusted Diluted Earnings Per Share	$0.21	$0.32	$0.65	$0.88

	Three Months Ended September 30		Nine Months Ended September 30
(millions, except percentages)	2023	2022	2023	2022
Net income	9	59	$16	$149
Add back (deduct):
Acquisition, integration and other	11	7	48	17
Share-based compensation	5	6	21	20
Foreign exchange gain	(2)	(11)	(4)	(25)
Depreciation and amortization	80	61	240	190
Interest expense	38	10	107	29
Income taxes	3	26	(9)	70
Adjusted EBITDA	$144	$158	$419	$450
Net income margin	1.4%	9.6%	0.8%	8.1%
Adjusted EBITDA Margin	21.7%	25.7%	20.8%	24.5%

	Three Months Ended September 30		Nine Months Ended September 30
(millions)	2023	2022	2023	2022
Cash provided by operating activities	185	129	$356	$353
Less: capital expenditures	(26)	(26)	(66)	(80)
Free Cash Flow	$159	$103	$290	$273

Calculation of Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement
(unaudited)

As at (millions, except for ratio)	September 30, 2023	December 31, 2022

Outstanding credit facility	$1,535	$742
Contingent facility utilization	7	7
Liability related to provisions for written put options[1]	74	—
Net derivative liabilities	—	1
Cash balance[2]	(132)	(125)
Net Debt as per credit agreement	$1,484	$625
Adjusted EBITDA (trailing 12 months)	$576	$607
Adjustments required as per credit agreement	$(66)	$(63)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.9	1.1
1 Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree.
2 Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, is $150 million.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across strategic industry verticals, including tech and games, communications and media, ecommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $5.4 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
media.relations@telusinternational.com